SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)*

Navistar International Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number)

Janet Yeung

MHR Fund Management LLC

40 West 57th Street, 24th Floor

New York, New York 10019

(212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

July 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 63934E108	13D	(Page 2 of 12 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL PARTNERS III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 10,959,311
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,959,311
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,959,311
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 63934E108	13D	(Page 3 of 12 Pages)

(1)	Name of reporting person MHR INSTITUTIONAL ADVISORS III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 10,959,311
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,959,311
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,959,311
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 4 of 12 Pages)

(1)	Name of reporting person MHR FUND MANAGEMENT LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,000,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,000,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.926%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 5 of 12 Pages)

(1)	Name of reporting person MHR HOLDINGS LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,000,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,000,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.926%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 63934E108	13D	(Page 6 of 12 Pages)

(1)	Name of reporting person MARK H. RACHESKY, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,006,878
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,006,878
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,006,878
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.933%
(14)	Type of reporting person (see instructions) IN; HC

Explanatory Note

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 6, the Schedule 13D filed on June 15, 2012 (the “Initial Schedule 13D”), which was amended on June 25, 2012 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on July 10, 2012 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), on October 9, 2012 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), on October 26, 2012 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on December 12, 2012 by Amendment No. 5 to the Initial Schedule 13D (“Amendment No. 5” and, together with Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D, the “Schedule 13D”) and relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 5.

Item 4. Purpose of the Transaction

Item 4(a) is hereby amended and restated in its entirety as follows:

(a) Depending upon a variety of factors, including, without limitation, the price levels of shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, conditions in the Issuer’s industry and securities markets, general economic, industry, regulatory and other conditions, general investment and trading policies of the Reporting Persons, other investment opportunities available to the Reporting Persons, and other factors that they may deem relevant to their investment decision, the Reporting Persons presently intend to seek to acquire, or cause to be acquired from time to time, additional securities of the Issuer. However, they reserve the right at any time to cease temporarily or permanently any such purchases and/or to dispose, or cause to be disposed, such securities. The Reporting Persons may effect any such acquisition or disposition through open market transactions, privately negotiated transactions, derivative transactions or otherwise.

Item 4 is hereby further amended by adding the following:

On July 14, 2013, the Reporting Persons (together with certain of their affiliates, “MHR”)) and the Issuer entered into Amendment No. 1 to the Settlement Agreement, dated October 5, 2012 (“Settlement Agreement Amendment”).

Pursuant to the Settlement Agreement Amendment, the Issuer agreed that Dr. Rachesky (the “First MHR Nominee”) would continue to serve on the Issuer’s board of directors (the “Board”). The Settlement Agreement Amendment also provides that, until the 2014 annual meeting of stockholders of the Issuer (the “2014 Annual Meeting”), the Mutual Designee (as defined in the Settlement Agreement Amendment) may continue to serve on the Board and that after the 2014 Annual Meeting, there will be no Mutual Designee on the Board. Pursuant to the Settlement Agreement Amendment, beginning with the 2014 Annual Meeting, MHR will have the right to designate one additional nominee to the Board (the “Second MHR Nominee”, and, together with the First MHR Nominee, the “MHR Nominees”). Such right to designate the MHR Nominees is reduced from two nominees to one nominee, and eliminated entirely, at such time as MHR’s beneficial ownership of shares of Common Stock falls below certain thresholds as set forth in the Settlement Agreement Amendment.

Under the Settlement Agreement Amendment, among other things, the Issuer agreed to (i) include the MHR Nominees in the Issuer’s slate of nominees for election as directors of the Issuer beginning with the 2014 Annual Meeting, and use commercially reasonable efforts to cause the election of such nominees; (ii) appoint one MHR Nominee to the Issuer’s Nominating and Governance Committee (subject to satisfaction of applicable NYSE independence requirements and applicable law), Audit Committee, Compensation Committee and Finance Committee; (iii) not take any action to increase the size of the Board to above ten directors; and (iv) grant certain waivers under, and effect certain amendments to, the Rights Agreement, dated as of June 19, 2012, as amended from time to time, between the Issuer and Computershare Inc., successor-in-interest to Computershare Shareowner Services LLC, as Rights Agent (the “Rights Agent”) (the “Rights Agreement”).

Under the Settlement Agreement Amendment, MHR agreed with the Issuer, among other things, that until the later of (a) the Issuer’s 2014 Annual Meeting and (b) the 10th business day after the date that MHR no longer has any designee on the Board (the longer of such periods, the “Designation Period”), MHR will vote for the Issuer’s slate of nominees to the Board.

In addition, during the Designation Period, MHR will not: (1) solicit proxies or otherwise conduct a proxy contest; (2) form or join in a group as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the voting securities of the Issuer; (3) present any proposal for consideration for action by any stockholders or propose any nominee for election to the Board (other than any action by a MHR Nominee acting in his capacity as a director); (4) with certain exceptions, grant any proxy with respect to any matter or deposit any shares of Common Stock they hold in a voting trust or subject them to a voting agreement; (5) make any request under Section 220 of the Delaware General Corporation Law; (6) make by press release or similar method any ad hominem attack on, or statement that otherwise disparages the Issuer or its current or former directors or officers; (7) institute, solicit, assist or join any litigation against or involving the Issuer or any of its current or former directors or officers; (8) until such time as the Rights Agreement expires or is terminated, acquire beneficial ownership of common stock that would exceed the greater of one share less than (x) 20% of the Issuer’s outstanding voting securities or (y) the percentage of outstanding shares used in the definition of “Acquiring Person” (as defined in the Rights Agreement); and (9) propose to the Issuer or participate in any tender or exchange offer, or merger or other acquisition involving the Issuer.

In connection with the Settlement Agreement Amendment, on July 14, 2013, MHR entered into an agreement (the “203 Waiver”) with the Issuer that permits MHR to acquire, subject to certain conditions and limitations, beneficial or other ownership of 15% or more, but less than 20% of the voting power of the shares of voting stock of the Issuer issued and outstanding from time to time, without triggering the restrictions that would otherwise be imposed under Section 203 of the Delaware General Corporation Law (“Section 203”). If MHR acquires 20% or more, then Section 203, with certain modifications, will apply as a matter of contract.

The foregoing descriptions of the Settlement Agreement Amendment and 203 Waiver do not purport to be complete and are qualified in their entirety by reference to the full text of the Settlement Agreement Amendment and the 203 Waiver, respectively, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this Statement and are incorporated by reference herein.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on 80,398,928 shares of Common Stock outstanding on May 31, 2013, as disclosed by the Issuer on Form 10-Q for the quarterly period ended April 30, 2013.

(a) (i) Master Account may be deemed to be the beneficial owner of 918,077 shares of Common Stock held for its own account (approximately 1.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 122,612 shares of Common Stock held for its own account (approximately 0.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 1,040,689 shares of Common Stock (approximately 1.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) 918,077 shares of Common Stock held for the account of Master Account and (B) 122,612 shares of Common Stock held for the account of Capital Partners (100).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 10,959,311 shares of Common Stock held for its own account (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 10,959,311 shares of Common Stock (approximately 13.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of 10,959,311 shares of Common Stock held for the account of Institutional Partners III.

(vi) Fund Management may be deemed to be the beneficial owner of 12,000,000 shares of Common Stock (approximately 14.926% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(vii) MHR Holdings may be deemed to be the beneficial owner of 12,000,000 shares of Common Stock (approximately 14.926% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5 by virtue of MHR Holdings’ position as the managing member of Fund Management.

(viii) Dr. Rachesky may be deemed to be the beneficial owner of 12,006,878 shares of Common Stock (approximately 14.933% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d–3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors III and MHR Holdings, (B) 1,878 shares of Common Stock held directly and (C) 5,000 shares of Common Stock that can be obtained upon the exercise of certain stock options.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 918,077 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 918,077 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 122,612 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 122,612 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,040,689 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,040,689 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 10,959,311 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 10,959,311 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 10,959,311 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 10,959,311 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 12,000,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 12,000,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(vii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 12,000,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 12,000,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 12,006,878 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 12,006,878 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c)	None.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Amendment No. 1, dated as of July 14, 2013, to the Settlement Agreement, effective as of October 5, 2012, by and among the Issuer and Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Advisors LLC, and MHR Institutional Partners III LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 15, 2013).

2	Agreement, dated as of July 14, 2013, by and among the Issuer and Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Advisors LLC, and MHR Institutional Partners III LP (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on July 15, 2013).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 15, 2013

MHR INSTITUTIONAL PARTNERS III, LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS III, LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney in Fact

Exhibit Index

Exhibit No.	Description

1	Amendment No. 1, dated as of July 14, 2013, to the Settlement Agreement, effective as of October 5, 2012, by and among the Issuer and Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Advisors LLC, and MHR Institutional Partners III LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 15, 2013).

2	Agreement, dated as of July 14, 2013, by and among the Issuer and Mark H. Rachesky, M.D., MHR Holdings LLC, MHR Fund Management LLC, MHR Institutional Advisors III LLC, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Advisors LLC, and MHR Institutional Partners III LP (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on July 15, 2013).